RECEIVED

2008 OCT 27 A 10:44

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Reliance Natural Resources Limited
H Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai 400 710

Tel: +91 22 3038 6290
Fax: +91 22 3037 6622
www.rnrl.in

[redacted]

08005581

October 21, 2008.

Exemption No : 82-35009

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

PROCESSED
OCT 27 2008
THOMSON REUTERS

SUPPL

Dear Mr. Dudek

We refer to your letter granting exemption under Rule 12g3-2(b) of the Securities Act, 1934 and wish to inform you that we have submitted following letters to the Stock Exchanges in India as per requirements under the Listing Agreement executed with them.

Sr. No.	Particulars
1.	Letters dated October 21, 2008 accompanied with Unaudited Financial Results for the quarter ended September 30, 2008.

Copies of the above letters are enclosed herewith for information and records.

For Reliance Natural Resources Limited

Ashish S Karyekar
Company Secretary

Encl.:

dlw 10/27

RELIANCE Natural Resources
Anil Dhirubhai Ambani Group

Reliance Natural Resources Limited
H Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai 400 710

Tel: +91 22 3038 6290
Fax: +91 22 3037 6622
www.rnrl.in

October 21, 2008

Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Telephone: 2272 1233, 34
Facsimile: 2272 3121, 2037, 2039, 2041
email : corp.relations@bseindia.com
BSE Scrip Code : 532709

Dear Sir,

Sub : Unaudited Financial Results for the quarter ended September 30, 2008

In terms of Clause 41 of the Listing Agreement entered with the Stock Exchange, we enclose a copy of the Unaudited Financial Results for the quarter ended September 30, 2008, which were approved by the Board of Directors at their meeting held on October 21, 2008.

The results will be published in English and vernacular newspapers as required under the Listing Agreement.

Kindly inform your members accordingly.

Yours faithfully
For Reliance Natural Resources Limited

Ashish S Karyekar
Company Secretary

Encl.:

Reliance Natural Resources
Anil Dhirubhai Ambani Group

Reliance Natural Resources Limited
H Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai 400 710

Tel: +91 22 3038 6290
Fax: +91 22 3037 6622
www.rnrl.in

October 21, 2008

National Stock Exchange of India Ltd.
Exchange Plaza, 5th Floor
Plot No.C/1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051
Telephone: 2659 8235/36, 2659 8100/14
Facsimile: 2659 8237/38
NSE Symbol : RNRL

Dear Sir,

Sub : Unaudited Financial Results for the quarter ended September 30, 2008

In terms of Clause 41 of the Listing Agreement entered with the Stock Exchange, we enclose a copy of the Unaudited Financial Results for the quarter ended September 30, 2008, which were approved by the Board of Directors at their meeting held on October 21, 2008.

The results will be published in English and vernacular newspapers as required under the Listing Agreement.

Kindly inform your members accordingly.

Yours faithfully
For Reliance Natural Resources Limited

Ashish S Karyekar
Company Secretary

Encl.:

RELIANCE Natural Resources
Anil Dhirubhai Ambani Group

RELIANCE NATURAL RESOURCES LIMITED

Registered Office: 'H' Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710

Unaudited Financial Results for the quarter and half year ended September 30, 2008

(Rs. Lakhs)

Sr.No.	Particulars	Quarter ended		Half Year ended		Year ended
		30-09-2008 Unaudited	30-09-2007 Unaudited	30-09-2008 Unaudited	30-09-2007 Unaudited	31-03-2008 Audited
1	(a) Income from operations	3,324.10	1,171.84	8,721.11	3,832.55	20,278.57
	(b) Other operating Income	-	-	-	42.40	60.79
	Total Operating Income	3,324.10	1,171.84	8,721.11	3,874.95	20,339.36
2	**Expenditure**					
	(a) Cost of operations	2,660.89	806.00	7,520.09	3,004.58	17,998.56
	(b) Employee Cost	113.87	49.98	229.78	97.89	242.47
	(c) Depreciation	-	175.10	-	348.64	694.64
	(d) Other Expenditure	776.08	454.03	1,321.38	873.03	1,404.69
	(e) Total Expenditure	3,550.84	1,485.11	9,071.25	4,324.14	20,340.36
3	Profit from operations before Other Income and Interest	(226.74)	(313.27)	(350.14)	(449.19)	(1.00)
4	Other Income (net)	4,767.22	4,959.54	8,662.12	8,785.60	16,391.29
5	Profit before Interest	4,540.48	4,646.27	8,311.98	8,336.41	16,390.29
6	Interest and Finance charges	2,502.21	1,971.04	4,509.23	3,985.60	7,815.49
7	Profit before tax	2,038.27	2,675.23	3,802.75	4,350.81	8,574.80
8	Provision for taxes					
	- Current Tax	24.61	82.14	169.96	225.97	1,692.56
	- Fringe Benefit Tax	3.80	3.02	7.60	6.00	11.60
	- Deferred Tax Liabilities / (Asset)	(0.20)	673.59	7.87	697.58	10.77
9	Net Profit for the period	2,010.06	1,916.48	3,617.32	3,421.26	6,859.87
10	Paid up Equity Share Capital (Face Value Rs. 5 per Share)	81,656.52	73,656.52	81,656.52	73,656.52	81,656.52
11	Reserves (excluding revaluation reserve)					91,373.91
12	Earnings per share (* not annualised)					
	- Basic (Rs.)	0.12*	0.13*	0.22*	0.23*	0.44
	- Diluted (Rs.)	0.12*	0.13*	0.22*	0.23*	0.44
13	Public shareholding -					
	- Number of shares	737,522,280	737,522,280	737,522,280	737,522,280	737,522,280
	- Percentage of shareholding	45.16	50.06	45.16	50.06	45.16

Notes:

1. After review by the Audit Committee, the Board of Directors of the Company have approved the above results for the quarter ended September 30, 2008 at their Meeting held on October 21, 2008.

2. The above results for the quarter ended September 30, 2008 have been subjected to a "Limited Review" by the auditors of the Company, as per the listing agreements entered into with the stock exchanges in India.

3. The Company operates in only one segment, namely, Fuel Handling and Processing. Hence, no separate Segment Report is prepared.

4. During the quarter, the Reliance Cementation Private Limited, and its subsidiaries Reliance Cement and Infra Private Limited, Reliance Cement Works Private Limited, Reliance Cement Corporation Private Limited have become wholly owned subsidiaries of the Company.

5. Depreciation charged to Profit & Loss account has been shown net of recovery of Rs. 162.97 Lakhs for the quarter ended September 30, 2008 (Rs. 25.99 Lakhs for the corresponding previous quarter).

6. The Company, during the quarter ended September 30, 2008, received 15 investor complaints and they were resolved. No complaints were pending at the beginning of the quarter.

7. Figures of the previous quarter/period have been regrouped / reclassified wherever considered necessary,

For and on behalf of the Board of Directors

Place: Mumbai
Date: October 21, 2008

Anil D. Ambani
Chairman

END